UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

17009373

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26901

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CNL SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 S. ORANGE AVENUE
(No. and Street)

ORLANDO	FL	32801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NEIL MENARD 407-650-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP
(Name – *if individual, state last, first, middle name*)

200 S. ORANGE AVENUE, SUITE 2050	ORLANDO	FL	32801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, NEIL MENARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CNL SECURITIES CORP., as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Susan A Meinert
My Commission GG 042146
Expires 02/06/2021

Notary Public

Signature

NEIL MENARD, PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements, Supplemental Information and Report of Independent Registered Public Accounting Firm

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets Corp.)

December 31, 2016

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets Corp.)

Table of Contents

Grant Thornton

Grant Thornton LLP
200 S Orange Avenue, Suite 2050
Orlando, FL 32801-3410

T 407.481.5100
F 407.481.5190
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
CNL Securities Corp.

We have audited the accompanying statements of financial condition of CNL Securities Corp. (a Florida corporation and wholly-owned subsidiary of CNL Capital Markets Corp.) (the "Company") as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Securities Corp. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing

procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Orlando, Florida
February 28, 2017

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets Corp.)

Statement of Financial Condition (*in thousands, except per share and share data*)
December 31, 2016

Assets	
Cash	$ 2,948
Prepaid expenses and other assets	177
Property and equipment – net	175
Accounts receivable – related parties	12
Total assets	$ 3,312
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 604
Commissions payable to brokers and dealers	41
Due to parent	230
Total liabilities	875
Commitments and Contingencies (Notes F and H)	
Stockholder's equity:	
Common stock – 100 shares authorized; par value $1.00 per share; 100 shares issued and outstanding	-
Additional paid-in capital	120,715
Accumulated deficit	(118,278)
Total stockholder's equity	2,437
Total liabilities and stockholder's equity	$ 3,312

The accompanying notes are an integral part of this financial statement.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets Corp.)

Statement of Operations ***(in thousands)***
For the Year Ended December 31, 2016

Revenues:	
Commissions and fees	$ 17,775
Interest income	3
Total revenues	17,778
Expenses:	
Commissions expense to brokers and dealers	14,702
Commissions expense to employees	2,002
Selling expenses	4,552
Salaries and benefits	14,436
General and administrative expenses	4,759
Investment loss	14
Total expenses	40,465
Net loss	$(22,687)

The accompanying notes are an integral part of this financial statement.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets Corp.)

Statement of Changes in Stockholder's Equity (*in thousands*)
For the Year Ended December 31, 2016

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2016	$ -	$ 97,365	$ (95,591)	$ 1,774
Net loss	-	-	(22,687)	(22,687)
Capital contributions from parent	-	23,350	-	23,350
Balance, December 31, 2016	$ -	$ 120,715	$ (118,278)	$ 2,437

The accompanying notes are an integral part of this financial statement.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets Corp.)

Statement of Cash Flows (*in thousands*)
For the Year Ended December 31, 2016

Cash flows from operating activities:	
Net loss	$(22,687)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	52
Loss on disposal of fixed assets	5
Investment loss	14
Proceeds from sale of investment	73
Changes in operating assets and liabilities:	
Accounts receivable – related parties	(12)
Prepaid expenses and other assets	202
Accounts payable and accrued liabilities	(1,246)
Commissions payable to brokers and dealers	(592)
Due to parent	(291)
Net cash used in operating activities	(24,482)
Cash flows from investing activities:	
Purchases of property and equipment	(31)
Net cash used in investing activities	(31)
Cash flows from financing activities:	
Capital contributions from parent	23,350
Net cash provided by financing activities	23,350
Net decrease in cash	(1,163)
Cash at beginning of year	4,111
Cash at end of year	$ 2,948

The accompanying notes are an integral part of this financial statement.

Note A – Organization and Summary of Significant Accounting Policies

Organization and Business Activity:

CNL Securities Corp. (the Company) is a Florida Corporation and wholly-owned subsidiary of CNL Capital Markets, Corp. (CCM). CCM is a wholly-owned subsidiary of CNL Financial Group, Inc. (CFG), which is a wholly-owned subsidiary of CFG I, Inc. (CFG I). The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company serves as the broker-dealer for the sale of various shares of unlisted real estate investment trust (REIT), private placements, and business development company (BDC) stock. Commissions and fees are generated from the sale of these shares. The Company's operations are based in Orlando, Florida.

The Company's accounting policies are in conformity with accounting principles generally accepted in the United States of America and reflect practices appropriate to brokers and dealers in the securities industry in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

The carrying amount of cash, accounts receivable – related parties, accounts payable and accrued liabilities, due to parent and commissions payable to brokers and dealers approximate fair value because of the short-term maturity of these items.

Revenue Recognition:

Commissions and fees are charged on each broker-dealer transaction at the date the investor is admitted as a stockholder. The commissions and fees and related expenses from the sale of various shares of unlisted REITs, BDCs, and private placements are recognized as revenue and expense when earned and are recorded on the date the investor is admitted as a stockholder.

For certain share classes, in addition to upfront commissions and fees, ongoing distribution and shareholder servicing fees are charged on each broker-dealer transaction. The upfront commissions and fees are charged at the date the investor is admitted as a stockholder. The ongoing distribution and shareholder servicing fees are charged monthly in arrears for BDCs and quarterly for unlisted REITs.

Accounts Receivable – Related Parties:

The Company regularly evaluates all accounts receivable and estimates losses for uncollectible accounts based on historical experience and the evaluation of the likelihood of success in collecting specific receivables. If management believes an amount will not be collected, it is charged to expense. There were no amounts written off during the year ended December 31, 2016. As of December 31, 2016, there were accounts receivables of $12 due from related parties.

Property and Equipment:

Property and equipment is stated at cost less accumulated depreciation and amortization. Major renewals and betterments are recorded as property and equipment while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed currently. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter. Gain or loss on retirement or disposal of an individual asset is recorded currently as income or expense. Depreciation is computed beginning on the date the asset is placed into service using the straight-line method over the following estimated lives:

	Years
Office furnishings, fixtures and equipment	5-15
Computer software and hardware	3-5
Leasehold improvements	Shorter of life of the lease or life of the asset

Income Taxes:

Effective January 1, 2007, CFG I elected to be treated for tax purposes as a subchapter S corporation under the Internal Revenue Code (IRC). In conjunction with this election, the Company became a qualified subchapter S subsidiary and, therefore, is a disregarded entity for income tax purposes. Accordingly, the income or loss is included in the tax filing of CFG I and the accompanying statement of operations does not include a provision for federal income taxes or state income taxes in states that recognize the subchapter S corporation election. No formal tax sharing agreement exists.

The Company accounts for income taxes under standards that address the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements as a reduction to income tax expense and related income tax liabilities. As of January 1, 2016 and December 31, 2016, the Company recorded no liability for uncertain tax positions. The Company and its parent, CFG I, may still be subject to examination by the respective tax jurisdictions for tax years subsequent to 2012.

Note B - Related Party Transactions

REITs, BDCs and Private Placements:

The Company's activities as a broker-dealer relate primarily to various unlisted REITs, a BDC and a private placement. Certain officers of CFG and affiliates of the Company are also officers and directors of certain REITs, the BDC and the private placement.

Notes to Financial Statements (*in thousands*)

Transactions with Affiliated Companies:

Pursuant to the dealer manager agreements between the Company and CNL Growth Properties II, LLC, Corporate Capital Trust II, and CNL Healthcare Properties II, Inc., the Company is entitled to receive selling commissions, dealer manager fees, and distribution and shareholder servicing fees on gross offering proceeds raised. The following summarizes the fees and selling commissions for the different classes of shares and common stock:

	CNL Growth Properties II, LLC	Corporate Captial Trust II	CNL Healthcare Properties II, Inc.
Class A			
Selling commission (per share)	5.50%	N/A	7.00%
Dealer manager fee (per share)	3.00%	N/A	2.75%
Class T			
Selling commission (per share)	N/A	2.00%	2.00%
Dealer manager fee (per share)	N/A	2.75%	2.75%
Shareholder servicing fees (per share)	N/A	1.25% (1)	1.00% (2)

(1) For CNL Corporate Capital Trust II, the shareholder servicing fee is paid at an annualized rate of 1.25% of the net asset value per share, excluding shares issued through the distribution reinvestment plan. The ongoing shareholderservicing fee will accrue daily based on the most recently published net asset value to be paid monthly in arrears.

(2) For CNL Healthcare Properties II, Inc., the shareholder servicing fee is paid at an annual amount equal to 1.00% of the current gross offering price per share, payable on a quarterly basis.

The Company reallows all selling commissions earned to participating brokers and dealers. In addition, the Company also receives a dealer manager fee of up to 3% of gross offering proceeds, which may be reallowed to participating brokers and dealers.

The Company earned upfront commissions, dealer manager fees, and distribution and shareholder servicing fees from related entities for the year ended December 31, 2016 of $11,155, $6,240 and $247, respectively. With certain purchases of shares, the upfront selling commission and/or dealer manager fee may be reduced or eliminated. At December 31, 2016, the Company had receivables for commissions and fees due from related entities of $12. At December 31, 2016, the Company owed $230 to CFG for amounts paid by CFG on behalf of the Company in excess of payments made.

The Company provides marketing and other services to the related unlisted REITs, BDC, and private placement for which it receives fees. For the year ended December 31, 2016, such fees amounted to $133 and are included in commissions and fees in the accompanying statement of operations.

Notes to Financial Statements (*in thousands*)

Affiliates of CFG provide marketing, administration, technology systems, human resources, accounting, tax and compliance services to the Company. Costs are allocated based on headcount. Amounts paid for these services amounted to $1,833 for the year ended December 31, 2016 and are included in general and administrative expenses in the accompanying statement of operations.

Contribution of Capital:

Historically, the Company has sustained losses and is dependent upon the willingness and ability of CCM to make capital contributions to fund the negative cash flows and/or meet the Company's net capital requirements for the next twelve months. CCM intends to continue to support the Company over the next twelve months. CCM contributed capital totaling $23,350 during the year ended December 31, 2016.

Note C – Property and Equipment

As of December 31, 2016, property and equipment consisted of the following:

Office furnishings, fixtures and equipment	$ 188
Computer software and hardware	949
Leasehold improvements	65
	1,202
Less: Accumulated depreciation and amortization	(1,027)
	$ 175

Depreciation and amortization expense amounted to $52 for the year ended December 31, 2016 and is included in general and administrative expenses in the accompanying statement of operations.

Note D – Capital Requirements

The Company is subject to the rule 15c3-1 under the Securities Exchange Act of 1934. The rule provides that the Company is required to maintain a minimum net capital of the greater of $25 or 6 2/3% of aggregate indebtedness. The net capital of the Company as of December 31, 2016 was $2,084 and 6 2/3% of aggregate indebtedness was $58. Excess net capital of the Company as of December 31, 2016 was $2,026.

The Company did not have any liabilities subordinated to claims of general creditors during the year ended December 31, 2016, and is exempt from rule 15c3-3 under paragraph (k)(2)(i) because the Company does not carry securities accounts for customers or perform custodial functions for customer securities.

There were no material differences between the computation of net capital under rule 15c3-1 included in the unaudited FOCUS report and the computation of net capital in the accompanying Schedule I.

Notes to Financial Statements (*in thousands*)

Note E – 401(k) Plan

Employees of the Company are included in CFG's defined contribution 401(k) plan (the Plan). The Plan is designed in accordance with the applicable sections of the IRC, and is not subject to minimum funding requirements. The Plan covers all eligible employees of the Company upon completion of one month of service. Employees may elect to contribute up to a maximum of 90% of their salary under Internal Revenue Service regulations. The Company has a discretionary matching policy in which the Company generally matches 50% of the first 7% of each employee contribution for employees that have completed six months of service. For the year ended December 31, 2016, the Company's contribution amounted to $364, and is included in salaries and benefits in the accompanying statement of operations.

Note F – Obligations Under Operating Leases

Under an expense sharing agreement with CFG, the Company has been allocated a portion of a non-cancelable operating lease. The lease provides for minimum monthly payments through July 2026, currently allocated at $21 per month, including consideration for the escalation clause. Rent expense relating to the Company's square footage allocation of this lease agreement totaled $297 for the year ended December 31, 2016 and is included in general and administrative expenses in the accompanying statement of operations.

The Company's allocation of future minimum lease payments as of December 31, 2016 is as follows:

Year ending December 31,	
2017	$ 256
2018	263
2019	271
2020	279
2021	288
Thereafter	1,432
	$2,789

Note G – Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash, accounts receivable, and commissions and fees.

The Company maintains cash balances at financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $250. At various times throughout the year and at December 31, 2016, balances in these accounts exceeded the insured limits.

Concentrations of credit risk with respect to accounts receivable and commissions and fees relates to the Company's business activity is substantially all from the sale of securities of affiliated entities (see Note B).

Note H - Contingencies

From time to time, the Company is party to various legal actions and regulatory inquiries arising in the ordinary course of its business. While the results of these matters cannot be predicted with certainty, management believes that the final outcome of such legal actions or regulatory inquiries will not have a material adverse effect on the Company's financial position.

Note I – Subsequent Events

The Company evaluated all subsequent events through the date that the accompanying financial statements were available to be issued.

Supplemental Information

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets Corp.)

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
For the Year Ended December 31, 2016

Computation of Net Capital

Total Ownership Equity	$2,437,174
Non-Allowable Assets:	
Prepaid expneses and other assets	176,602
Property and equipment, net	174,777
Non-allowable receivables	1,818
Total non-allowable assets	353,197
Net Capital	$2,083,977

Computation of basic net capital requirement

Minimum net capital required (6 2/3% of aggregate indebtedness of $874,196)	58,280
Minimum dollar net capital requirement	25,000
Net capital requirement	58,280
Excess net capital	2,025,697
Excess net capital at 1000%	1,996,557
Percent: Aggregate indebtedness to net capital	42%

Note: There are no material differences between the preceding computation and the Company's unaudited part IIA of Form X-17a-5 as of December 31, 2016.

Schedule II – Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Under SEC Rule 15c3-3
For the Year Ended December 31, 2016

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraphs (k)(2)(i) of the Rule.

Report of Exemption and Report of Independent Registered Public Accounting Firm

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets Corp.)

December 31, 2016

Grant Thornton

Grant Thornton LLP
200 S Orange Avenue, Suite 2050
Orlando, FL 32801-3410

T 407.481.5100
F 407.481.5190
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CNL Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CNL Securities Corp. (a Florida corporation and wholly-owned subsidiary of CNL Capital Markets, Corp.) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Orlando, Florida
February 28, 2017

CNL Securities Corp. Exemption Report

CNL Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) from January 1, 2016 through December 31, 2016.

CNL Securities Corp.

I, Neil Menard, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:________________________

President, CNL Securities Corp.

February 24, 2017

Financial Statements, Supplemental Information and Report of Independent Certified Public Accountants

CNL Securities Corp. (A Wholly-Owned Subsidiary of CNL Capital Markets Corp.)

December 31, 2016

United States
Securities and Exchange Commission
Washington, D.C.
Annual Audited Report
Form X-17A-5 Part III
Year Ended December 31, 2016